SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Share Purchase Plan 2013 Offer Document

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

SHARE PURCHASE PLAN 2013 OFFER DOCUMENT

This offer of ordinary shares in the capital of the Company (“Shares”) is made on the terms and conditions of the Share Purchase Plan set out in this Offer Document and the accompanying Application Form. The closing date for this offer is 5pm Melbourne, Victoria time on 26 April 2013.

It is important to ensure that you read this Offer Document and accompanying Application Form in full. You should seek independent legal and/or financial advice if you are in any doubt about the terms of this offer or whether to accept this offer.

KEY OFFER DETAILS
Issue price of shares offered under this SPP:	19.5 cents ($0.195) per new Share, which is the issue price of the shares issued under the Company’s placement.
Minimum application amount:	$2,496 (12,800 Shares).
Maximum application amount:^	$14,976 (76,800 Shares).
Applications can be made for parcels of shares (rounded up to the next whole number of shares) valued at:*	A. $2,496 (12,800 Shares) B. $4,992 (25,600 Shares); C. $7,488 (38,400 Shares); D. $9,984 (51,200 Shares); E. $14,976 (76,800 Shares).
Maximum amount to be raised (assuming the offer is fully subscribed and all oversubscriptions are accepted):	$4,000,000.
Proposed use of funds:	Funds raised by the offer will be used to accelerate the regulatory pathway of the Company’s key clinical asset, PBT2, which is currently in two concurrent clinical trials in Huntington’s Disease and Alzheimer’s Disease.
Underwriting:	JM Financial Group Ltd [ACN 007 364 132] (the first $2 million only).
Offer Date:	11 April 2013, being the date of this Offer Document.
Record Date (for determining recipients of the offer):+	5pm Melbourne, Victoria time on 26 March 2013, being the day before the date on which the details of the Share Purchase Plan were first announced to the ASX.
Closing Date:+	26 April 2013.
Anticipated issue of new Shares:+	3 May 2013.
Anticipated dispatch of holding statements and (if applicable) refunds:+	8 May 2013.
Anticipated commencement of trading of new Shares: +	9 May 2013.

^ Custodians may apply for up to $14,976 (76,800 shares) on behalf each distinct beneficiary represented, using a separate application form which can be obtained from the Company or its Share Registrar. Further details are provided below.

* If the total number of Shares applied for exceeds 20,512,820 ($4,000,000) the Company’s Board will reduce the number of shares to be issued in response to each application on a pro rata basis. The Company will refund to the applicant the difference between the application monies received by the Company and application monies payable for the number of Shares actually issued to the applicant. Refunds will be paid to the applicant by cheque. No interest shall be paid on refunded application monies.

+ The above dates are indicative only. The Company reserves the right to change any date without notice including by postponing the closing date or closing the offer early, or to withdraw or cancel the offer.

If you wish to participate in this Share Purchase Plan you must apply for Shares using the personalised Application Form accompanying this Offer Document, unless you are a custodian and wish to apply on behalf of distinct beneficiaries. If any of your details on the Application Form are incorrect, please contact the Company’s Share Registrar urgently.

Capitalised terms used in this Offer Document have the meaning set out in the Glossary provided on page 5.

IMPORTANT INFORMATION

The issue price of Shares offered under this Share Purchase Plan is 19.5 cents ($0.195). This price is 82.5% of the volume weighted average trading (closing) price of the Company’s Shares on ASX for the last five days on which the Company’s shares were traded prior to the day this offer was announced (being 27 March 2013).

Applicants should specifically consider the risk of movement in market value of the Company’s Shares. The market price of the Company’s Shares may change between the Offer Date and the date when the Shares are issued to applicants under this Share Purchase Plan, with the effect that the price or value of the Shares which applicants receive under this Share Purchase Plan may be more or less than the price paid for the Shares. The price may rise or fall after the Offer Date, after the date upon which the Shares are applied for, before the Shares are issued, or before the Shares can be traded. There is no certainty that applicants will be able to sell their Shares for more than or at the same price as they paid for them, or at all.

No account has been taken of the particular objectives, financial situation or needs of recipients of this Offer Document. Because of this, recipients of this Offer Document should have regard to their own objectives, financial situation and needs.

Recipients of this Offer Document should make their own independent investigation and assessment of the Company, its business, assets and liabilities, prospects and profits and losses, and the risks associated with investing in the Company. Independent expert advice should be sought before any decision is made to accept the offer of Shares, applying for Shares under this Share Purchase Plan, or to acquire Shares or other securities of the Company.

The offer under this Share Purchase Plan is non-renounceable. That means that a Shareholder cannot transfer the right to participate in the offer to another person or entity. Participation in the offer is not compulsory.

This Share Purchase Plan offer is made pursuant to ASIC Class Order 09/425 which was issued by the Australian Securities and Investments Commission on 15 June 2009, as amended (“ASIC CO 09/425”). Accordingly, the Company is exempted from the requirements contained in Parts 6D.2 and 6D.3 of the Corporations Act. The Company will not be issuing a prospectus in relation to the Shares offered under the Share Purchase Plan

The Company is not required to seek the approval of shareholders in relation to the offer of Shares under this Share Purchase Plan.

A registered holder of Shares as at the Record Date is eligible to apply for Shares under this Share Purchase Plan offer (subject to the terms and conditions set out in this Offer Document and the Application Form) if the issue of Shares to the applicant under this offer, or under any similar arrangement, will not result in the applicant having acquired Shares having an application price totalling more than $15,000 in the 12 month period prior to an application under this Share Purchase Plan. Accordingly applicants must provide the Company with certification to the effect that the total of the application price for the Shares the subject of the Application Form and any other Shares applied for by the applicant under a share purchase plan or similar arrangement in the 12 months prior to the application (including any Shares which the applicant has instructed a custodian to acquire on their behalf under a share purchase plan including this Share Purchase Plan or similar arrangement) does not exceed $15,000. The certification forms part of the Application Form.

Directors and officers of the Company (and their associates) who hold Shares as at the Record Date may participate in the offer, subject to the terms and conditions set out in this Offer Document and the Application Form.

The Company reserves the right to vary the terms and conditions of this Share Purchase Plan without notice. The Company reserves the right to waive strict compliance with the terms and conditions of this Share Purchase Plan, including but not only by accepting applications received after 5pm Melbourne, Victoria time on the Closing Date.

The Company reserves the right to terminate this Share Purchase Plan at any time. In the event of termination of this Share Purchase Plan, or rejection of any application for any reason, all monies received shall be refunded to the applicant by cheque without interest.

The Company’s rights and powers may be exercised by the directors of the Company or any delegate of the directors.

This Share Purchase Plan, offer, and these terms and conditions (including the Application Form) are governed by the laws applying in the State of Victoria. By applying for Shares applicants agree to submit to the exclusive jurisdiction of the Courts of that State and the courts of appeal from those Courts.

SHARES OFFERED

The offer under the Share Purchase Plan is to raise $2 million with the ability for the Company to accept oversubscriptions of $2 million to raise up to a total of $4 million. Each eligible shareholder is entitled to apply for up to $14,976 of shares. Assuming all eligible shareholders subscribe for the maximum number of shares permitted (ie. $14,976 worth or 76,800 Shares) the total number of shares to be issued by the Company would be 223,076,700. The total number of shares issued would be scaled back to 20,512,820 (or shares totalling $4 million) being the maximum amount to be raised by the Share Purchase Plan.

The Shares offered under this Share Purchase Plan are fully paid ordinary shares in the capital of the Company. The Shares issued under this Share Purchase Plan shall rank equally with, and have the same terms as the Company’s other Shares. Application will be made to ASX for quotation of the Shares issued under this Share Purchase Plan.

Any proposed date in the Offer Document (whether of quotation or trading of the Shares issued under this Share Purchase Plan or otherwise) is indicative only. Any person who trades any Shares issued under this Share Purchase Plan before receiving a transaction confirmation statement does so at their own risk.

UNDERWRITING

The Company has entered into an underwriting agreement dated 27 March 2013 with JM Financial Group Limited [ACN 007 364 132] (“Underwriter”) to underwrite the first $2 million of the Share Purchase Plan (“Underwriting Agreement”). Pursuant to the terms of the Underwriting Agreement, the Underwriter will earn an underwriting fee of 1% of the total $2 million underwritten amount ($20,000 plus GST) plus a management fee of 5% of the total $2 million underwritten amount ($100,000 plus GST). The Underwriting Agreement is subject to standard representations and warranties. The Underwriting Agreement also contains termination provisions, whereby the Underwriter has the right to terminate the Underwriting Agreement on the occurrence of specified events, including the S&P/ASX 200 Index as published by ASX falling to a level which is 10% below that index as at close of business of the ASX on the Business Day immediately before the date of the Underwriting Agreement and remaining at or below that level for three or more consecutive trading days after the date of the Underwriting Agreement, and a number of other termination events common to underwriting agreements of this type such as an outbreak of hostilities in a number of specified countries and a material adverse change in financial markets across Australia, the UK, the USA and Asia. In the event that the Underwriting Agreement is terminated for any reason, the Company will, notwithstanding the termination, proceed with the offer under this Share Purchase Plan, however the offer will not be underwritten.

APPLYING FOR SHARES UNDER THE SPP

To apply for Shares under the Share Purchase Plan, please utilise the payment options detailed below:

•	Make your payment via BPAY for one of the designated subscription amounts set out on the application form. There is no requirement to return the application form if you are paying by electronic means. You may only make a payment by BPAY if you are the holder of an account with an Australian Financial Institution; or

•	Complete the enclosed application form and return it, together with a cheque made payable to ‘Prana Biotechnology Limited-SPP Account’ in the amount equal to the designated subscription amounts selected, to the address:

Computershare Investor Services Pty Limited

GPO Box 505

Melbourne VIC 3001

By completing and returning the Application Form attached to this Offer Document or making a payment for Shares offered under this SPP by BPAY, the applicant agrees to be bound by the Constitution of the Company and by the terms and conditions set out in this Offer Document and the Application Form. It is the applicant’s responsibility to ensure any application and application monies are received at the address specified on the Application Form before the close of the offer being 5pm Melbourne, Victoria time on the Closing Date. Neither the Company nor the Company’s Share Registry accepts any liability for lost, delayed or misdelivered application forms or application monies.

Applications should only be made in one of the designated amounts set out in the Application Form.

The Company reserves the right to reject an application received, and/or may refuse to issue Shares under this Share Purchase Plan, if the Company believes that acceptance of the application or issue of the Shares may be contrary to any applicable law, the terms of ASIC CO 09/425 (or any replacement class order), the Listing Rules of ASX, or the terms and conditions of this Share Purchase Plan.

The Company may amend or complete any application received if such amendment would assist or permit the Company to issue and/or the applicant to receive Shares under this Share Purchase Plan, provided no amendment shall result in the number of Shares to be issued exceeding the number of Shares which may be issued at the offer price represented by the application monies received. If a cheque or other form of payment of application monies is not honoured, the Company may at its sole discretion issue Shares in response to the application and recover the application monies as a debt due or reject the application.

MAXIMUM APPLICATIONS

Each eligible Shareholder who is not a custodian may only apply for up to $14,976 of Shares (76,800 Shares), notwithstanding that a Shareholder may receive more than one offer from the Company.

Joint holders are counted as a single shareholder for the purposes of determining their entitlement.

No oversubscriptions will be accepted.

ISSUE OF SHARES

The Company will not be obliged to allot Shares and the applicant will not be entitled to receive or be issued Shares until the Board resolves to allot the same. After Shares are allotted the Company will promptly make application to ASX for the Shares to be admitted to quotation. Holding statements will be dispatched in accordance with the timetable set out on page 1 of this Offer Document.

CUSTODIANS

A registered shareholder who is a custodian (as defined in ASIC CO 09/425) holding Shares on behalf of two or more beneficial holders may acquire multiple parcels with an application price totalling up to $14,976 (76,800 Shares) on behalf of distinct beneficiaries, subject to compliance with the procedures and certification requirements set out in ASIC CO 09/425. In addition, custodians must provide evidence satisfactory to the Company of distinct holdings when accepting the offer. Custodians must establish that the issue of Shares applied for on behalf of a beneficiary will not result in the beneficiary acquiring Shares under this offer, or under any other Share Purchase Plan or similar arrangement, with an application price totalling more than $15,000 in the 12 month period prior to an application under this Share Purchase Plan.

Custodians must complete an Application Schedule which can be obtained the Company’s Share Registry if they wish to accept multiple parcels on behalf of distinct beneficiaries. The lodgement of the personalised Application Form which accompanies this offer may be treated by the Company as an acceptance by the holder named on the form and not as being made on behalf of distinct beneficiaries.

When requesting a separate application schedule from the Company’s Share Registry, custodians must allow time for the dispatch, completion and return of the form.

If you are unsure whether you are a custodian for the purposes of this offer, you should obtain independent legal advice.

EXCLUDED APPLICANTS

A Shareholder who alone or with its associates would obtain an interest in more than 20% of the issued voting shares of the Company may be ineligible to accept an offer under this Share Purchase Plan. The Company reserves the right to refuse an application if the applicant (alone or with its associates) would obtain an interest in more than 20% of the issued voting shares of the Company. The Company may amend any application received such that the applicant’s interest alone or with its associates is no more than 20% of the issued voting shares of the Company. In the event that an application is adjusted, the Company will refund to the applicant by cheque without interest the difference between the application monies received by the Company and application monies payable for the number of Shares actually issued to the applicant.

Applicants resident in countries outside Australia and New Zealand should consult their professional advisers as to whether any governmental or other consent are required or whether formalities need to be observed to enable them to apply for and accept Shares. Accordingly this document does not constitute an offer of Shares in any place in which, or to any person to whom, it would not be lawful to make such an offer. Return of an Application Form or payment of application monies will be taken by the Company to constitute a representation that there has been no breach of such requirements.

BROKERAGE

No brokerage is payable in respect of applications or the issue of Shares to applicants under this Share Purchase Plan.

ENQUIRIES

You should seek independent legal and/or financial advice if you are in any doubt about the terms of this offer or whether to accept this offer.

If you have any questions about the offer or how to accept the offer, please contact your stockbroker or professional adviser, or the Company on (03) 9824 8166. If you have any questions on how to complete the Application Form please contact the Company’s Share Registry on 1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia), between Monday to Friday 8.30am to 5.30pm.

GLOSSARY

ASX	means ASX Limited [ACN 008 624 691].

Application Form	means the personalised application and acceptance form which accompanies this
Offer Document.

Company	means Prana Biotechnology Limited [ACN 080 699 065].

Corporations Act	means the Corporations Act 2001 (Cth).

Director	means a Director of the Company.

Listing Rules	means the Listing Rules of ASX.

Offer Document	means this Share Purchase Plan offer document.

Record Date	means 5pm Melbourne, Victoria time on 26 March 2013.

Share	means an ordinary fully paid share in the capital of the Company and “Shares” has a corresponding meaning.

Shareholder	means a person who holds any Shares.

Share Purchase Plan	means the Share Purchase Plan described in this Offer Document.
or SPP

Share Registrar	means Computershare Investor Services Pty Limited [ACN 078 279 277].

PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

For all enquiries:
Phone:
(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000
Web:
www.investorcentre.com

⊢ 000001 000 PBT
MR SAM SAMPLE
123 SAMPLE STREET
SAMPLETOWN VIC 3000

Make your payment:

See overleaf for details on how to make your payment

Share Purchase Plan Application Form

Your payment must be received by 5pm Melbourne, Victoria time on 26 April 2013

It can only be used in relation to the shareholding represented by the details printed overleaf.
By making payment you agree to be bound by the Constitution of Prana Biotechnology Limited and that the submission of this payment constitutes an irrevocable offer by you to subscribe for Prana Biotechnology Limited shares on the terms of the Share Purchase Plan (**SPP**).

By making payment by cheque, money order or BPAY, you certify that:
a)you have read, understood and agree to be bound by the Terms and Conditions of the SPP;
b)you agree that the aggregate of the application price for the following does not exceed $15,000:
i.the New Shares the subject of the application;
ii.any other Shares issued to you under the SPP or any similar arrangement in the 12 months before the application;
iii.any other New Shares that you have instructed a Custodian to acquire on your behalf under the SPP; and
iv.any other Shares that have been issued to a Custodian under an arrangement similar to the SPP in the 12 months before the application as a result of an instruction given by you to the Custodian to apply for Shares on your behalf under an arrangement similar to the SPP.

Offer Details

STEP 1 Registration Name

Please check the details provided and update your address via www.investorcentre.com if any of the details are incorrect.

If you have a CHESS sponsored holding, please contact your Controlling Participant to notify a change of address.

STEP 2 Make Your Payment

Applications should only be made in one of the designated amounts set out overleaf. Note that the amount chosen may be subject to scale back in accordance with the terms of the SPP.

Choose one of the payment methods shown below.
BPAY®: See overleaf. Do not return the slip with BPAY payment.

By Mail: Complete the reverse side of this payment slip and detach and return with your payment. Make your cheque or money order payable in Australian dollars to **'Prana Biotechnology Limited - SPP Account'** and cross **'Not Negotiable'**. The cheque must be drawn from an Australian bank. Cash is not accepted.

Payment will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques received may not be re-presented and may result in your Application being rejected. Paperclip (do not staple) your cheque(s) or money order (s) to the slip below as indicated. Receipts will not be forwarded. Funds cannot be debited directly from your account.

Payment must be received by 5pm Melbourne, Victoria time on 26 April 2013

® Registered to BPAY Pty Limited ABN 69 079 137 518

Turn over for details of the Offer →

916CR_0_Sample_CA/000001/000001/i

Share Purchase Plan Application Form

X 9999999991 I ND

STEP 1 Registration Name & Offer Details

For your security keep your SRN/ HIN confidential.

Registration Name: MR SAM SAMPLE
123 SAMPLE STREET
SAMPLETOWN VIC 3000

Entitlement No: 12345678

Offer Details:

Record date:	**5pm Melbourne, Victoria time 26 March 2013**
Minimum value available to purchase:	**$2496**
Maximum value available to purchase:	**$14976**

STEP 2 Make Your Payment

BPAY

Biller Code: 123456
Ref No: 1234 5678 9123 4567 89

Contact your financial institution to make your payment from your cheque or savings account.

Pay by Mail:

Make your cheque or money order payable to **'Prana Biotechnology Limited - SPP Account'**, and cross **'Not Negotiable'**.
Return your cheque or money order with the below slip to:
Computershare Investor Services Pty Limited
GPO BOX 505 Melbourne Victoria 3001 Australia

Lodgement of Acceptance

If you are applying for shares and your payment is being made by BPAY®, you do not need to return the slip below. Your payment must be received by no later than 5pm Melbourne, Victoria time on 26 April 2013. Applicants should be aware that their own financial institution may implement earlier cut off times with regards to electronic payment, and should therefore take this into consideration when making payment. Neither Computershare Investor Services Pty Limited (**CIS**) nor the Company accepts any responsibility for loss incurred through incorrectly completed BPAY® payments. It is the responsibility of the applicant to ensure that funds submitted through BPAY® are received by this time.

If you are paying by cheque or money order the slip below must be received by CIS by no later than 5pm Melbourne, Victoria time on 26 April 2013. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for Shareholders in Australia. Overseas Shareholders will need to affix the appropriate postage. Return the slip below with cheque attached. Neither CIS nor the Company accepts any responsibility if you lodge the slip below at any other address or by any other means.

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited (CIS) as registrar for the securities issuer (the issuer), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS using the details provided above or email privacy@computershare.com.au

Detach here

Purchase Details for Prana Biotechnology Limited (choose one option)

☐ $2,496 or 12,800 shares OR ☐ $4,992 or 25,600 shares OR ☐ $7,488 or 38,400 shares

☐ $9,984 or 51,200 shares OR ☐ $14,976 or 76,900 shares

Entitlement No: 12345678

MR SAM SAMPLE
123 SAMPLE STREET
SAMPLETOWN VIC 3000

Payment must be received by 5pm Melbourne, Victoria time on 26 April 2013

Contact Details

Contact Name ______________________ **Daytime Telephone** ______________

Cheque Details

Drawer	Cheque Number	BSB Number	Account Number	Amount of Cheque
				A$

12345678912345678 9+0000000001-3051+14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

April 11, 2013